Exhibit 99.32

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made this 22nd day of March 2007

BETWEEN:

(1)	Enerl Group Inc., having its offices at 500 W. Cypress Creek Rd. Ste. 100, Fort Lauderdale, FL 33309 (the “Seller”); and

(2)	BIBA Limited having its offices at Akara Building 24 De Castro Street, Wickhams Cay 1 Road Town, Tortola, BVI (the “Purchaser”).

The Seller and the Purchaser may be hereinafter referred to individually as a “Party” and collectively as the “Parties”.

WHEREAS the Seller wishes to sell to the Purchaser certain number of registered shares of common stock (the “Shares”) each of nominal value of US$0.01 of Enerl Inc. (OTCBB: ENELOB), a company established under the laws of the State of Florida, USA with its registered office at: 500 W. Cypress Creek Rd., Ste. 100, Fort Lauderdale, FL 33309 (the “Company”), and the Purchaser wishes to purchase the Shares, on the terms and conditions of this Agreement.

NOW THEREFORE THE PARTIES HEREBY AGREE as follows:

1.   SALE AND PURCHASE

1.1
The Seller shall sell and transfer the Shares to the Purchaser, and the Purchaser shall purchase the Shares from the Seller at the aggregate purchase price of US$500,000 (Five hundred thousand US dollars) (the “Purchase Price”).

1.2
Subject to the provisions of Cause 1.4 below for the Purchase Price paid the Purchaser shall receive from the Seller 1,851,852 (One million eight hundred fifty one thousand eight hundred and fifty two) Shares at the price per Share equal to $0.27 (twenty seven cents) which is equal to the closing price per Share as quoted on the OTC Bulletin Board in the US as of 21 March 2007. The title to the Shares shall pass from the Seller to the Purchaser on the Transfer Date as defined below).

1.3
Immediately upon the execution of this Agreement by the Parties but in any case within 4 business days from the date hereof (the “Transfer Date”); (i) the Seller shall take all actions necessary to transfer full and exclusive right title and interest in and to the Shares to the Purchaser with full title guarantee and (ii) the Purchaser shall pay the full Purchase Price to the Seller by a bank transfer of immediately available funds in US dollars to the following bank account of the Seller:

Account Number:
Bank Name:
Bank Address:
Bank Swift Code:
ABA Routing Number:

The Purchaser shall notify the Seller of its payment of the Purchase Price immediately upon such payment.

1.4
If within 30 days from the date hereof the Seller shall sell any Shares at the price per Share lower than $0.27 in one or more transactions, than immediately upon the expiration of the said 30-days’ time period the Seller shall: (i) notify the Purchaser in writing of such sale, indicating in such notification the lowest price per Share at which the Seller has sold any Shares during the said 30-days’ time period (the “Lowest Price”) and (ii) transfer to the Purchaser for no additional consideration such number of additional Shares which, once added to the number of the Shares transferred to the Purchaser pursuant to Clause 1.2 above, would make the price per Share paid by the Purchaser hereunder equal to the Lowest Price.

2.   WARRANTIES

2.1	in consideration of the Purchaser agreeing to purchase the Shares from, the Seller on the terms and conditions hereof:

2.1.1	The Seller hereby warrants and represents to the Purchaser on the date hereof that:

2.1.1.1	It is duly organised, validly existing and in good standing under the laws of its jurisdiction of incorporation;

2.1.1.2	it has the requisite corporate power and authority to execute, and deliver this Agreement, and to perform its obligations hereunder and comply with the provisions hereof;

2.1.1.3
Its execution and delivery of this Agreement, and its performance of its obligations hereunder and compliance with the provisions hereof, have been duly authorised by all necessary corporate or other action;

2.1.1.4	It has duly executed and delivered this Agreement and, subject to the execution and delivery hereof by the Purchaser, this Agreement will constitute its valid, binding and enforceable obligations;

2.1.1.5
So far as it is aware, there is no action, proceeding or investigation pending or threatened that questions the legality, validity or enforceability of this Agreement, or the consummation of the transaction contemplated hereby or compliance with the provisions hereof;

2.1.1.6
The Shares to be transferred by the Seller are duly authorised, validly existing and fully paid-up. Upon the consummation of the sale and transfer of such Shares to the Purchaser (i) the Purchaser will have full and exclusive right, title and interest in and to such Shares, free and clear of any encumbrances securing any obligation of or to any person, (ii) such Shares will not be subject to any claim, arrest, seizure or suit by any person or any agency of competent jurisdiction, and (iii) such Shares will be free of transfer restrictions of any kind other than those arising by operation of applicable law.

2.2	The Purchaser warrants and represents to the Seller that on the date hereof:

2.2.1
It is duly organised, validly existing and in good standing under the laws of its jurisdiction, having ail requisite corporate power and authority to own its properties and to carry on its business as it is currently conducted;

2.2.2	It has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and comply with the provisions hereof;

2.2.3
Its execution and delivery of this Agreement and its performance of its obligations hereunder and compliance with the provisions hereof have been duly authorised by all necessary corporate or other action; and

2.2.4	It has duly executed and delivered this Agreement and, subject to the execution and delivery hereof by the Seller this Agreement will constitute its valid, binding and enforceable obligations.

2.2.5
Neither the Purchaser nor any of his or its affiliates nor to the Purchaser’s knowledge, any party acting on his or its or their behalf has taken any action or omitted to take any action which would give rise to any valid claim against the Seller for brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated hereby.

2.2.6
The Purchaser (i) has such knowledge and experience in financial and business matters that it is capable of understanding and of evaluating the merits and risks of entering into the transactions contemplated hereby, (ii) is not relying on any advice or representation of the Seller in connection with entering into this Agreement or such transactions (other than the representations made in this Agreement), (iii) has not received from the Seller any assurance or guarantee as to the merits (whether legal, regulatory, tax, financial or otherwise) of entering into this Agreement or the performance of its obligations hereunder, and (iv) has consulted with his or its own regulatory, tax, business, investment, financial and accounting advisors to the extent that he or it has deemed necessary, and has entered into this Agreement based on his or its own independent judgment and on the advice of his or its advisors as he or it has deemed necessary, and not on any view (whether written or oral) expressed by any party.

2.3	All representations and warranties given by the Parties hereinabove shall continue in full force cad effect until and inclusive of the Transfer Date.

3.   TERM AND TERMINATION OF THIS AGREEMENT

3.1	This Agreement shall take effect on the date first written above, and shall continue in full force and effect until fully performed or terminated as herein provided.

4.   MISCELLANEOUS

4.1
None of the Parties shall assign any of its rights or obligations hereunder without the prior written consent of the other Party. All of the terms and conditions of this Agreement shall be binding upon, and inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

4.2
An communication to be given in connection with the matters contemplated herein shall be in writing and in English and shall either be delivered by hand or sent by express courier or facsimile transmission. Such communication shall be sent to the address of the relevant party referred to hereinabove or to such other address or facsimile number as may previously have been communicated to the other Party in writing in the manner provided in this Clause 4.2.

4.3
Any communication shall be deemed to have been received: (i) if delivered by hand, at the time of receipt; (ii) if sent by express courier, on the earlier of the date of receipt or the second day after dispatch; and (iii) in the case of facsimile, at the time of dispatch; provided that in the case of a communication made by facsimile, such communication shall forthwith be confirmed by express courier or hand delivery. The failure of the addressee to receive such confirmation shall not invalidate the relevant communication by facsimile.

4.4	This Agreement is executed in two (2) counterparts.

4.5
The illegality, invalidity or unenforceability of any provision of this Agreement under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of other jurisdiction nor the legality, validity or enforceability of any other provision of this Agreement.

4.6	The Parties undertake to take all other actions including execute all agreements, documents and instruments, as may be necessary to give full effect to and implement the terms of this Agreement.

4.7
Except as otherwise expressly provided herein, the Parties shall bear their respective costs and expenses relating to the negotiation, preparation and execution of this Agreement and the performance of the obligations and consummation of the transactions contemplated hereby.

5.   GOVERNING LAW AND JURISDICTION

5.1	This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

5.2
Any disputes or differences arising out of or in connection with this Agreement or the breach, termination or invalidity hereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as then in force. There shall be a sole arbitrator and the appointing authority shall be the London Court of International Arbitration. Where the UNCITRAL Arbitration Rules do not provide for a particular situation, the arbitrator shall, in his absolute discretion, determine what course of action shall be followed and the arbitrator’s decision shall be final and binding on the Parties to the arbitration. The place of arbitration shall be London, England and the English language shall be used throughout the arbitral proceedings. The Parties hereby waive their right to any form of appeal or recourse from such arbitral proceedings to a court of law or other judicial authority.

5.3
The arbitral tribunal shall have the authority to consider, and to include in its proceedings, decision, or award an dispute properly brought before it by any Party hereto, insofar as such dispute arises out of this Agreement; nevertheless, subject to the foregoing, no other Parties or other disputes shall be included in, or consolidated with, such arbitral proceedings.

AS WITNESS the hands of the Parties or their duly authorised representatives on the date first appearing at the hand of this Agreement.

FOR THE SELLER:	FOR THE PURCHASER:
_______________________________________________	______________________________________________________
Name: Charles Gassenheimer Title: Chief Executive Officer	Name: Albina Boeckli Title: Director